FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: April 28, 2005

April 28, 2005

PAN AMERICAN SILVER REPORTS FIRST QUARTER RESULTS:
PRODUCTION AND COSTS INCREASE

(all amounts in US Dollars unless otherwise stated)

FIRST QUARTER HIGHLIGHTS

  Silver production increased 27% over first quarter 2004 to 3.0 million ounces.

  Cash flow from operations was $2.7 million vs. $(0.3) million in 2004.

  Cash production costs increased to $4.50/oz.

  Consolidated revenue of $27.1 million increased 79% over the first quarter of 2004. The net loss for the quarter was $2.9 million ($0.4 million in 2004) due primarily to increased spending on the Manantial Espejo project, reduced realized revenues due to base metal hedges and higher production costs.

  Commenced development of the Alamo Dorado silver mine in Mexico.

  Became the only silver producer on the XAU, the Gold and Silver Index.

  Launched a line of bullion products to provide investors with easier access to physical silver.

FINANCIAL RESULTS

Pan American Silver Corp.’s (NASDAQ: PAAS; TSX: PAA) consolidated revenue for the first quarter of 2005 was $27.1 million or 79% greater than in 2004 due to the addition of production from the Morococha mine acquired in the third quarter of 2004. Cash flow from operations totaled $2.7 million versus $(0.3) million in 2004 due to increased silver and base metal production and higher realized silver prices. Mine operating earnings in the quarter decreased to $1.5 million from $1.8 million in the year-earlier period, due to increased depreciation charges and increasing production costs at the operations.

Cash production costs at all operations have been negatively affected by increasing power, fuel and concentrate shipping costs as well as the strengthening of local currencies against the US dollar. Peruvian operations have also been affected by increased timber costs due to local shortages, plus the imposition of a 1% net smelter royalty on all production. These factors contributed to a 19% increase in consolidated cash costs, from $3.78/oz to $4.50/oz. Although this higher cost structure is likely to continue to affect operations in the short term, work is underway to increase efficiency and productivity in the second quarter resulting in decreased unit costs.

The net loss for the first quarter increased from $0.4 million in 2004 to $2.9 million in 2005 after taking into account the $2.0 million cost from zinc and lead hedges and $1.0 million in increased exploration expense, primarily for the feasibility-stage Manantial Espejo project in Argentina. Without these items, Pan American would have realized a profit in the quarter. In addition, Pan American became subject to income taxes in Peru as of late 2004, resulting in an expense of $1.2 million for income taxes and workers’ profit participation during the first quarter of this year. Exploration drilling will be focused on Morococha, where the Company expects to expand reserves and resources significantly.

Consolidated silver production for the first quarter totaled 2,995,702 ounces, a 27% increase over the first quarter of 2004. The increase was due primarily to the addition of the Morococha silver mine in Peru, acquired effective July 1 of 2004, and increased production at the La Colorada mine in Mexico, offset by lower production at Huaron and Quiruvilca. Zinc and copper production also increased due to the contribution from Morococha, while lead production decreased slightly over the year-earlier period due to lower lead grades and recoveries at Huaron and Quiruvilca.

Working capital at March 31, 2005, including cash and short-term investments of $91.9 million, declined $8.3 million from December 31, 2004 to $106.4 million, due primarily to capital investments in the development of Alamo Dorado and capital expenses at Huaron and La Colorada.

Geoff Burns, President and CEO of Pan American commented, “We have definitely seen higher costs this quarter due to increased energy costs, new taxes and local currency appreciation. Our focus is on efficiency and productivity improvements to offset the rise. We expect to see increased silver production and lower unit costs in the second quarter, but the financial benefits of those improvements will not be realized until the third quarter, given the lag time for our concentrate sales. We still expect to produce approximately 13.5 million ounces of silver this year at a cost of $4.25/oz”.

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Morococha mine produced 653,534 ounces of silver at a cash cost of $3.72/oz. In 2005 the Company expects to invest approximately $9.0 million in mill refurbishment, underground development and mining equipment as part of a gradual expansion to 3.9 million ounces of silver production annually. In addition, 24,000 meters of drilling is being conducted this year to exploit the property’s immense mineral potential. Initial results of the drilling completed to the end of the first quarter are extremely encouraging.

The Quiruvilca mine produced 563,388 ounces of silver, a decrease of 9% due primarily to lower silver grades. Cash costs increased to $4.20/oz reflecting lower silver, zinc and lead production. Production in the quarter was slowed by the required maintenance of main haulage equipment for four weeks. The equipment has since been returned to service and production and costs are expected to return to forecast levels in the second quarter.

Silver production at the Huaron mine in the first quarter of 2004 decreased 8% to 884,146 ounces due to lower grades and recoveries. As a result, cash costs increased 16% to $4.74/oz. The mine has accelerated development of new stopes to reach better grade ore. Production is expected to increase starting in the second quarter and the mine is still expected to produce 4.0 million ounces of silver this year.

The Silver Stockpile Operation sold 206,015 ounces of silver in the first quarter, down 28% from 2004. Costs rose as a reflection of the royalty now being paid to the Peruvian company Volcan under the operation’s purchase agreement.

MEXICO

Construction of the Alamo Dorado mine has commenced, with commercial production of 5 million ounces of silver annually expected to begin in late 2006. Capital costs for the project will be $76.6 million, including working capital and a contingency allowance. Pan American will fund the project from its cash reserves. All necessary permits are in place, primary equipment has been secured or identified and earth works will begin in May. Alamo Dorado is expected to produce silver at a cash cost of $3.25/oz or less for the next 8 years.

The La Colorada mine increased production to a record 688,619 ounces of silver in the first quarter, an increase of 39% over the year-earlier period, due primarily to better silver grades arising from the successful implementation of more selective mining methods. Cash costs remained stable at $5.58/oz. With the oxide mine now performing at capacity, the operation’s ability to increase production and reduce costs further is dependent on the reactivation of sulphide production, which was stopped due to excess water underground. Hydrological studies are underway to assess the viability of resuming sulphide mining, but no decision is expected until late in 2005.

ARGENTINA

Feasibility work continues on the 50% owned Manantial Espejo silver-gold joint venture. An additional 7,900 meters of infill and extension drilling were completed during the quarter and incorporated into the block models required for open pit and underground mine design.  Water sources have been identified and pump testing on the water wells is under way. The feasibility study is expected to be completed later in 2005.

BOLIVIA

The resumption of mining at San Vicente has been delayed pending conclusion of necessary agreements with state mining authority Comibol, but production is expected to commence in May. San Vicente is forecast to produce 700,000 ounces of silver to Pan American’s account at a cash cost of $2.23/oz.

SILVER MARKETS

The silver price opened the quarter at $6.77/oz and closed at $7.19/oz with significant volatility. This volatility is expected to continue in reaction to moves in the US dollar and speculative interest. The annual world silver survey of supply and demand statistics for 2004 will be published by the Silver Institute on May 26 and a summary will be provided on Pan American’s website.

In April Pan American launched a new line of silver bullion products for its shareholders and other silver investors in order to provide easier access to physical silver and to help stimulate demand. The products comprise .999 pure silver coins and bars in one, five and ten ounce weights, featuring Pan American’s trademark “silver hammer” and using silver supplied from Pan American’s La Colorada mine in Mexico, one of the world’s purest silver mines. The Pan American silver products will be minted at and exclusively available through Washington State-based Northwest Territorial Mint, one of the largest private mints in the United States. They will sell for $0.50 to $0.70 per ounce above the spot price of silver on the date of order, depending on volume. The coins and bars can be ordered by calling the Northwest Territorial Mint at 1-800-344-6468 or at www.silverPA.com.

Pan American will host a conference call to discuss the results on Friday, April 29, 2005 at 8:30 am Pacific time. North American residents dial toll-free to 1-877-825-5811.  International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialing 1-877-519-4471 and using replay pin number 5978629.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

Financial & Operating Highlights

	Three months ended
	March 31,
	2005	2004

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net loss for the period	$(2,891)	$(366)
Loss per share	$(0.04)	$(0.05)
Cash flow from (used by) operations	$2,732	$(334)
Capital spending	$10,003	$3,579
Exploration expenses	$1,424	$528
Cash and short-term investments	$91,860	$142,799
Working capital	$106,371	$128,630

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	393,594	293,067
Silver metal - ounces	2,995,702	2,361,933
Zinc metal - tonnes	8,871	7,108
Lead metal - tonnes	3,675	3,891
Copper metal - tonnes	927	610

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.50	$3.78
Total production cost per ounce	$5.82	$4.95

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$28,805	$19,350
By-product credits	(16,563)	(11,401)
Cash operating costs	12,242	7,949
Depreciation, amortization & reclamation	3,570	2,453
Production costs	$15,812	$10,402

Payable ounces of silver (used in cost per ounce calculations)	2,718,073	2,101,295

Average Metal Prices
Silver - London Fixing	$6.97	$6.68
Zinc - LME Cash Settlement per pound	$0.60	$0.46
Lead - LME Cash Settlement per pound	$0.44	$0.38
Copper - LME Cash Settlement per pound	$1.48	$1.24

Mine Operations Highlights	Three Months ended
	March 31
	2005	2004
Huaron Mine

Tonnes milled	146,010	147,805
Average silver grade - grams per tonne	218	229
Average zinc grade	3.02%	3.26%
Silver – ounces	884,146	963,716
Zinc – tones	3,179	3,796
Lead – tones	1,904	2,671
Copper – tones	381	387

Total cash cost per ounce	$4.74	$4.09
Total production cost per ounce	$5.91	$5.34

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$10,241	$10,147
By-product credits	(6,439)	(6,532)
Cash operating costs	3,802	3,615
Depreciation, amortization and reclamation	944	1,104
Production costs	$4,746	$4,719

Payable ounces of silver (used in cost per ounce calculation)	802,794	883,846

Quiruvilca Mine

Tonnes milled	89,925	92,220
Average silver grade - grams per tonne	223	236
Average zinc grade	3.21%	3.99%
Silver - ounces	563,388	616,890
Zinc - tonnes	2,451	3,225
Lead - tonnes	681	1,131
Copper - tonnes	321	223

Total cash cost per ounce	$4.20	$2.96
Total production cost per ounce	$4.76	$3.25

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$6,668	$6,212
By-product credits	(4,465)	(4,516)
Cash operating costs	2,203	1,696
Depreciation, amortization and reclamation	291	162
Production costs	$2,494	$1,858

Payable ounces of silver (used in cost per ounce calculation)	524,081	572,356

	Three months ended
	March 31,
	2005	2004
Morococha Mine*
Tonnes milled	110,528	N/A
Average silver grade - grams per tonne	222	N/A
Average zinc grade	4.06%	N/A
Silver - ounces	653,534	N/A
Zinc - tonnes	3,242	N/A
Lead - tonnes	1,091	N/A
Copper - tonnes	224	N/A

Total cash cost per ounce	$3.72	N/A
Total production cost per ounce	$5.47	N/A

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$7,529	N/A
By-product credits	(5,345)	N/A
Cash operating costs	2,184	N/A
Depreciation, amortization, reclamation	1,031	N/A
Production costs	$3,215	N/A

Payable ounces of silver (used in cost per ounce calculations)	587,685	N/A

*The company acquired the Morococha Mine on July 1, 2004. Production costs and other amounts are for Pan American’s share only. Pan American’s share increased from 86% to 87% during the quarter

La Colorada Mine

Tonnes milled	47,130	53,402
Average silver grade - grams per tonne	547	406
Silver - ounces	688,619	494,761
Zinc - tonnes	-	88
Lead - tonnes	-	90

Total cash cost per ounce	$5.58	$5.46
Total production cost per ounce	$7.48	$7.92

In thousands of US dollars
Direct operating costs, royalties, treatments and
and refining charges	$4,146	$2,980
By-product credits	(314)	(354)
Cash operating costs	3,832	2,626
Depreciation, amortization, reclamation	1,304	1,186
Production costs	$5,136	$3,812

Payable ounces of silver (used in cost per ounce calculations)	686,897	481,100

Three Months ended
March 31
2005	2004

Silver Stockpile Sales

Tonnes sold	17,737	22,845
Average silver grade - grams per tonne	361	390
Silver - ounces	206,015	286,565

Total cash cost per ounce	$1.89	$0.07
Total production cost per ounce	$1.89	$0.07

In thousands of US dollars
Direct operating costs, royalties, treatments
and refining charges	$221	$12
By-product credits	-	-
Cash operating costs	221	12
Depreciation, amortization, reclamation	-	-
Production costs	$221	$12

Payable ounces of silver (used in cost per ounce calculations)	116,616	163,994

Cash cost per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes.  In addition, see the reconciliation of operating costs to “Cash Cost per Ounce of Payable Silver” set forth in the Management Discussion and Analysis.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31 2005	Dec. 31 2004
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$17,901	$28,345
Short-term investments	73,959	69,791
Accounts receivable, net of $Nil provision for doubtful accounts	23,647	25,757
Inventories	8,279	10,674
Prepaid expenses	1,567	1,684
Total Current Assets	125,353	136,251
Mineral property, plant and equipment, net (note 3)	110,417	104,647
Investment and non-producing properties (note 4)	126,877	125,863
Direct smelting ore	2,546	2,671
Other assets	697	647
Total Assets	$365,890	$370,079

Liabilities
Current
Accounts payable and accrued liabilities	$18,369	$20,331
Advances for metal shipments	-	652
Current portion of bank loans and capital lease	134	134
Current portion of non-current liabilities	479	479
Total Current Liabilities	18,982	21,596
Liability component of convertible debentures	134	134
Provision for asset retirement obligation and reclamation (note 3)	32,264	32,012
Provision for future income taxes	33,162	33,212
Severance indemnities and commitments	1,359	1,542
Non-controlling interest	1,460	1,379
Total Liabilities	87,361	89,875

Shareholders’ Equity
Share capital (note 5)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2004 – 66,835,378 common shares
March 31, 2005 – 66,926,051 common shares	381,490	380,571
Equity component of convertible debentures	636	633
Additional paid in capital	11,273	10,976
Deficit	(114,870)	(111,976)
Total Shareholders’ Equity	278,529	280,204
Total Liabilities and Shareholders’ Equity	$365,890	$370,079

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited -in thousands of US Dollars, except for shares and per share amounts)

		Three months ended
		March 31,
-	-	2005	-	2004

Revenue		$27,081		$15,151
Operating costs		22,380		11,168
Depreciation and amortization		3,218		2,145
Mine operating earnings		1,483		1,838
General and administrative, including stock-based compensation		1,563		1,243
Exploration		1,424		528
Asset retirement and reclamation		527		302
Interest and financing expenses		93		468
Operating loss		(2,124)		(703)
Investment and other income		256		337
Loss before taxes and non-controlling interest		(1,868)		(366)
Income tax provision		(942)		-
Non-controlling interest		(81)		-
Net loss for the period		$(2,891)		$(366)

Attributable to common shareholders:

Net loss for the period		$(2,891)		$(366)
Accretion of convertible debentures		(3)		(2,120)
Adjusted net loss for the period attributable to common shareholders		$(2,894)		$(2,486)

Basic and fully diluted loss per share		$(0.04)		$(0.05)

Weighted average shares outstanding		66,878,766		54,054,224

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of U.S. dollars)

	Three months ended
	March 31,
	2005	2004
Operating activities
Net loss for the period	$(2,891)	$(366)
Reclamation expenditures	(275)	(362)
Items not involving cash
Depreciation and amortization	3,218	2,145
Gain on sale of marketable securities	-	(22)
Non-controlling interest	81	-
Interest accretion on the convertible debentures	-	269
Stock-based compensation	297	440
Asset retirement and reclamation	527	302
Changes in non-cash operating working capital items (note 6)	1,775	(2,740)
Cash generated by (used in) operations	2,732	(334)

Financing activities
Shares issued for cash	919	60,062
Share issue costs	-	(84)
Interest payment on convertible debentures	-	(2,307)
Repayment of bank loans and capital lease	-	(407)
Cash generated by financing activities	919	57,264

Investing activities
Mineral property, plant and equipment expenditures	(8,988)	(3,234)
Investment and non-producing property expenditures	(1,015)	(345)
(Purchase)/maturity of short-term investments	(4,668)	(334)
Proceeds from sale of assets	500	-
Other	76	297
Cash used in investing activities	(14,095)	(3,616)

(Decrease)/increase in cash and cash equivalents during the period	(10,444)	53,314
Cash and cash equivalents, beginning of period	28,345	14,191
Cash and cash equivalents, end of period	$17,901	$67,505

Supplementary Disclosures
Interest paid	$-	$2,307

Taxes paid	$92	$-

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
For the three months ended March 31, 2005
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year	-	-	-	-	19,902	19,902
Balance, December 31, 2004	66,835,378	380,571	633	10,976	(111,976)	280,204
Issued on the exercise of stock options	89,492	908	-	-	-	907
Issued on the exercise of share purchase warrants	1,181	11	-	-	-	11
Stock-based compensation	-	-	-	295	-	295
Accretion of convertible debentures	-	-	3	-	(3)	-
Net loss for the period	-	-	-	-	(2,891)	(2,891)
Balance, March 31, 2005	66,926,051	$381,490	$636	$11,273	$(114,870)	$278,529

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2005 and 2004 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 2005 and 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2004.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	86.7%	Consolidated	70% Morococha Mine
Compañía Minera Natividad S.A.	Peru	100%	Consolidated	30% Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine

Inter-company balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)

Revenue Recognition: Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified future quotational period, typically one to three months, after the shipment arrives at the smelter based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract.

Third party smelting and refining costs are recorded as a reduction of revenue.

d)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

e)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are lower of cost and marked to market at the end of each period and are included in determining net income/ (loss).

f)

Inventories: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.

g)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets ranging from five to twenty years.  Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

 h)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependant on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

i)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven, probable, and a portion of resource recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

j)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs are discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

k)

Foreign Currency Translation:  The Company’s functional currency is the US dollar.  The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/ (loss).

l)

Stock-based Compensation Plans:  The Company provides options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, vesting period of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model.

m)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, that requires an asset and liability approach which results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse.

 n)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)

   Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

   The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

   For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

   Potentially dilutive securities totaling 4,666,778 for the three months ended March 31, 2005 (1,578,142 and 3,088,636 shares arising from outstanding stock options and share purchase warrants, respectively) and 5,751,044 shares for the three months ended March 31, 2004 (1,936,344 and 3,814700 shares arising from outstanding stock options and share purchase warrants, respectively) were not included as they were anti-dilutive

p)

   Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	March 31, 2005			December 31, 2004
			Net			Net
		Accumulated	Book		Accumulated	Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mineral properties
Morococha mine, Peru	$9,914	$(729)	$9,185	$9,693	$(169)	$9,524
La Colorada mine, Mexico	4,153	(516)	3,637	4,153	(421)	3,732
Huaron mine, Peru	1	-	1	1	-	1
	$14,068	$(1,245)	$12,823	$13,847	$(590)	$13,257
Plant & equipment
Morococha mine, Peru	$9,227	$(2,422)	$6,805	$8,515	$(1,930)	$6,585
La Colorada mine, Mexico	25,147	(2,960)	22,187	23,514	(2,420)	21,094
Huaron mine, Peru	19,690	(7,952)	11,738	19,389	(7,659)	11,730
Quiruvilca mine, Peru	6,618	(6,544)	74	6,523	(6,523)	-
Other	5,310	(503)	4,807	706	(503)	203
	$65,992	$(20,381)	$45,611	$58,647	$(19,035)	$39,612
Mine development & other
Morococha mine, Peru	$9	$-	$9	$9	$-	$9
La Colorada mine, Mexico	27,234	(3,044)	24,190	27,181	(2,420)	24,761
Huaron mine, Peru	35,198	(8,897)	26,301	34,238	(8,380)	25,858
Quiruvilca mine, Peru	19,078	(18,155)	923	19,078	(18,093)	985
Other	607	(47)	560	198	(33)	165
	$82,126	$(30,143)	$51,983	$80,704	$(28,926)	$51,778

TOTAL	$162,186	$(51,769)	$110,417	$153,198	$(48,551)	$104,647

On July 1, 2004, the Company acquired control and ownership of the assets and liabilities of the Morococha mine.  A summary of the terms and the fair values of the assets and liabilities acquired and consideration paid was included in the December 31, 2004 annual consolidated financial statements of the Company.

4.

Investment and non-producing properties

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	March 31, 2005	December 31, 2004
Morococha, Peru	$40,472	$40,472
Alamo Dorado, Mexico	82,706	81,692
Manantial Espejo, Argentina	2,012	2,012
Other	1,687	1,687
	$126,877	$125,863

5.

Share Capital

a)

Authorized and issued share capital

The details of the common shares issued and outstanding are as follows:

2005	Shares Issued	Amount
Balance at December 31, 2004	66,835,378	$380,571
Shares issued on exercise of stock options	89,492	908
Shares issued on exercise of warrants	1,181	11
Balance at March 31, 2005	66,926,051	$381,490

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provides determined by the Company.

The following table summarizes information concerning stock options outstanding as at March 31, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at March 31, 2005	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at March 31, 2005	Weighted Average Exercise Price
$12.21	2005	26,500	3.00	7,500	$12.21
$6.05	2006	88,000	13.67	88,000	$6.05
$11.68 - $12.22	2007	306,000	31.53	246,000	$12.12
$7.36 - $17.45	2008	457,308	38.92	67,308	$12.13
$11.79-$27.23	2009	499,274	48.95	227,941	$22.82
$6.05	2010	217,000	68.47	217,000	$6.05
		1,594,082	49.01	853,749	$9.01

During the three months ended March 31, 2005, the Company recognized $295 of stock compensation expense consisting of $112 for options issued in 2004 and $183 for options issued in 2003.

c)

Share purchase warrants

As at March 31, 2005 there were warrants outstanding that allow the holders to purchase 3,808,636 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

In the period, 1,181 common shares were issued for proceeds of $11 in connection with the exercise of outstanding warrants.

6.

Changes in Non-Cash Working Capital Items

The following table summarizes the changes in non-cash working capital items:

	March 31,
	2005	2004
Accounts receivable and prepaid expenses	$2,110	$(1,920)
Inventories	2,395	(1,835)
Prepaids	117	(102)
Accounts Payable and accrued liabilities	(1,962)	172
Advances for metal shipments	(652)	662
Severance, indemnities and commitments	(183)	283
Provision for future income taxes	(50)	-
	$1,775	$(2,740)

7.

Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

.

	For the three months ended March 31, 2005
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$4,978	$24,108	$-	$(2,005)	$27,081
Investment and other income	4	50	(40)	242	256
Interest and financing expenses	-	(93)	-	-	(93)
Exploration	(2)	(17)	(1,405)	-	(1,424)
Depreciation and amortization	(1,259)	(1,953)	-	(6)	(3,218)
Net income (loss) for the period	(957)	2,812	(1,443)	(3,302)	(2,891)
Property, plant and equipment Capital expenditures	1,686	2,345	5,945	27	10,003
Segment assets	$55,548	$134,660	$95,645	$80,037	$365,890

.

	For the three months ended March 31, 2004
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$3,606	$12,788	$-	$(1,243)	$15,151
Investment and other income	9	(134)	17	445	337
Interest and financing expenses	(112)	(86)	-	(270)	(468)
Exploration	(7)	-	(521)	-	(528)
Depreciation and amortization	(940)	(1,194)	-	(11)	(2,145)
Net income (loss) for the period	(76)	2,601	(515)	(2,376)	(366)
Property, plant and equipment Capital expenditures	1,803	1,419	346	11	3,579
Segment assets	$50,516	$59,208	$87,494	$141,049	$370,079

First Quarter 2005 Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  This MD&A has been prepared effective April 28, 2005.The MD&A for the first quarter ending March 31, 2005, and 2004, should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2005 and 2004 and the related notes contained therein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the three months ended March 31, 2005.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration and related obligations.

Some of the statements in this management discussion and analysis are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Annual Report.

Results of Operations

For the three months ended March 31, 2005, the Company’s net loss was $2.9 million (loss per share of $0.04) compared to a net loss of $0.4 million ($0.05 per share loss) for the corresponding period in 2004.

Revenue from metal sales for the first quarter of 2005 was $27.1 million, a 79 per cent increase from the corresponding period in 2004.  The acquisition of the Morococha mine in the third quarter of 2004 was the main reason for the increase in revenue from a year ago, accounting for $8.6 million of revenue in the first quarter of 2005.  Revenue in the first quarter also benefited from higher realized metal prices and increased concentrate shipments from the Company’s Peruvian operations versus the year-earlier period.  The growth in revenue was partially offset by reductions on account of base metal hedges in the first quarter of 2005 totaling $2.0 million (2004 – loss of $1.2 million), and by the recently introduced Peruvian mining royalties of $0.6 million (2004 - $nil).

The Company generated mine operating earnings of $1.5 million in the first quarter of 2005 (2004 - $1.8 million).  Mine operating earnings are the difference between revenue and operating costs plus depreciation and amortization.   As reflected in the following table, the first quarter of 2005 represents the eighth consecutive quarter that the Company has generated mine operating earnings.  The table below sets out select quarterly results for the past nine quarters, which are stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income (loss) per share
2005	March 31	$27,081	$1,483	$(2,891)	$(0.05)
2004	Dec. 31	$29,386	$2,766	$15,692	$0.23
	Sept. 30	$27,409	$5,850	$3,289	$0.05
	June 30	$20,950	$2,411	$1,287	$(0.12)(2)
	March 31	$15,151	$1,838	$(366)	$(0.05)(2)
2003	Dec.31	$12,857	$81	$(4,858)	$(0.15)(2)
	Sept. 30	$11,890	$1,258	$(390)	$(0.01)(2)
	June 30	$12,553	$758	$(442)	$(0.01)
	March 31	$7,822	$(78)	$(1,104)	$(0.02)

(1)

Mine operating earnings/(loss) is equal to revenues less operating expenses less depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

Depreciation and amortization charges for the first quarter increased to $3.2 million from $2.1 million in the first quarter of 2004.  The principle reason for this increase was the depreciation charges related to Morococha, which was acquired with effect from July 1, 2004.

General and administration costs for the three-month period ended March 31, 2005, including stock-based compensation, were $1.6 million. These costs, which were $1.2 million for the comparable quarter in 2004, were negatively impacted by a stronger Canadian dollar as compared to the US dollar.

Exploration expenses for the first quarter of 2005 were $1.4 million, which is almost a three fold increase from the corresponding period a year ago, reflecting the increased feasibility activity at the Company’s 50 per cent owned Manantial Espejo property in Argentina.

Asset retirement and reclamation expense of $0.5 million in the first quarter of 2005 (2004 - $0.3 million) related to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.    There has been no change during the quarter to the Company’s expectations of future site restoration costs at any of its mines.

Interest expenses have been reduced to $0.1 million in the first quarter of 2005 compared to $0.5 million during the same period in 2004 as a result of the Company successfully inducing the early conversion of 99 per cent of the 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) and prepaying all bank debt in the second quarter of 2004.

Investment and other income of $0.3 million represented interest income received from cash balances the Company maintained during the quarter.

During the later part of 2004, the Company became taxable in Peru.  As such, the Company incurred an income tax expense of $0.9 million and increased operating costs relating to worker’s participation of $0.3 million during the first quarter of 2005 (2004 - $nil).

Production

Pan American produced 2,995,702 ounces of silver in the first quarter of 2005, a 27 per cent increase from the corresponding period in 2004.  The acquisition of Morococha, which produced 653,534 ounces at a cash cost of $3.72 per payable ounce, accounts for all of the increase, while production from the Company’s other operations in total remained steady from production levels achieved a year ago.  The La Colorada mine continued to improve during the first quarter with record silver production of 688,619 ounces at cash costs of $5.58 per payable ounce.  The Company’s Pyrite Stockpile operation produced 206,015 ounces of silver during the quarter at cash costs of $1.89 per payable ounce. The Quiruvilca and Huaron mines endured difficult quarters during which grades and recoveries did not meet expectations.   Management is confident that these operations will be able to make up for the shortfall compared to expected production over the remainder of the year and still expects to reach the consolidated production target of 13.5 million ounces of silver in 2005.

Consolidated cash costs for the three-month period ended March 31, 2005 were $4.50 per payable ounce compared to $3.78 per payable ounce for the corresponding period of 2004.  Peruvian mining royalties and Volcan Minera S.A.’s one-third participation in the Pyrite Stockpile operation, which totaled $0.6 million during the quarter (2004 - $nil) are the primary reason for this increase. Higher energy costs at all operations and lower grades and recoveries at Quiruvilca and Huaron also negatively impacted cash costs per payable ounce.  With the addition of the low-cost San Vicente mine, towards the end of May 2005, the Company expects consolidated cash costs per payable ounce to decrease and is estimating consolidated cash cost per payable ounce of below $4.25 for 2005.

In April Pan American launched a new line of silver bullion products for its shareholders and other silver investors in order to provide easier access to physical silver and to help stimulate demand. The products comprise .999 pure silver coins and bars in one, five and ten ounce weights, featuring Pan American’s trademark “silver hammer” and using silver supplied from Pan American’s La Colorada mine in Mexico, one of the world’s purest silver mines.

Cash and Total Production Costs per Ounce for Payable Silver

The Company has changed its method for calculating cash and total costs per ounce of silver, with effect from the first quarter of 2005.  In the past, these calculations were based on produced ounces, as set out on page 11 of the MD&A for the year ended December 31, 2004.  Under the new method, the Company will calculate its cash and total costs per ounce based on the silver ounces for which the Company is paid, therefore negating the need to account for the cost of metals lost in smelting and refining.  The 2004 first quarter’s costs per ounce have been recalculated on a payable metal basis to ensure that the comparables are consistent with the method used for the 2005 first quarter’s costs per ounce.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as benchmarks for performance measurement, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the period.

		March 31,
		2005	2004
Operating Costs		$22,380	$11,168
Add/(Subtract)
Smelting, refining, and transportation charges		9,189	6,218
By-product credits		(17,398)	(11,401)
Mining royalties		445	-
Change in inventories		(2,136)	1,667
Other		104	298
Minority interest adjustment		(342)	-
Cash Operating Costs	A	$12,242	$7,949
Add/(Subtract)
Depreciation and amortization		3,218	2,145
Asset retirement and reclamation		527	302
Other		(175)	6
Production Costs	B	15,812	10,402

Payable Ounces of Silver	C	2,718,073	2,101,295
Total Cash Cost per Ounce	(A*1000)/B	$4.50	$3.78
Total Production Costs per Ounce	(B*1000)/C	$5.82	$4.95

Liquidity and Capital Resources

At March 31, 2005, cash and cash equivalents plus short-term investments were $91.9 million, a $6.3 million decrease from December 31, 2004.  Cash flows used in investing activities totaled $14.1 million and consisted primarily of capital expenditures of $10.0 million, mostly at Alamo Dorado and the purchase of short-term investments of $4.7 million.  Cash flow provided by operating activities was $2.7 million for the quarter ended March 31, 2005.  Financing activities in the first quarter yielded $0.9 million from the exercise of stock options.

Working capital at March 31, 2005 was $106.4 million, a reduction of $8.3 million from December 31, 2004.  The reduction is reflected largely in a $6.3 million decrease in cash and cash equivalents plus short-term investments, a $2.4 million decrease in inventories and a decrease of $2.1 million in accounts receivable partially offset by a $2.6 million decrease in current liabilities.

Capital resources at March 31, 2005 amounted to shareholders’ equity of $278.5 million.  At March 31, 2005, the Company had 66,926,051 common shares issued and outstanding.  During the quarter, the Company filed a preliminary short form shelf prospectus with the securities commissions in Canada and a corresponding registration statement with the SEC.  These filings allow the Company to make offerings of common shares, warrants, debt securities subscription receipts or any combination thereof up to $150 million during the next two years.

Based on the Company’s financial position at March 31, 2005 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and to discharge liabilities as they come due. The Company’s did not have any material contractual obligation, or any off-balance sheet arrangements, except as discussed below, at the date of this MD&A.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated hedges for accounting purposes.  At March 31, 2005, the Company had sold forward 22,000 tonnes of zinc at a weighted average price of $1,121 per tonne ($0.509 per pound) and 1,425 tonnes of lead at a weighted average price of $633 per tonne ($0.287 per pound). The forward sales commitments for zinc represent approximately 45 per cent of the Company’s forecast zinc production until March 2006.  The lead forward sales commitments represent approximately 45 per cent of the Company’s forecast lead production until May 2005. At March 31, 2005, the cash offered prices for zinc and lead were $1,354 and $1,027 per tonne, respectively. The mark to market value at March 31, 2005 was an unrealized loss of $6.1 million.

At the end of the first quarter of 2005, the Company had fixed the price of 600,000 ounces of silver produced during the first quarter and contained in concentrates, which are due to be priced in April and May of 2005 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $7.08 per ounce while the spot price of silver was $7.15 on March 31, 2005.

Exploration and Development Activities

Following the positive construction decision for Alamo Dorado in late February 2005, the Company has made good progress towards reaching production at Alamo Dorado by late 2006.  Several key personnel were hired during the quarter, including mine maintenance, planning and process managers, a chief metallurgist and senior accounting and finance managers.  Critical equipment items, including a fleet of mining trucks, a ball mill, a crusher and laboratory have been secured.  The Company spent $4.7 million on equipment and construction related activities for the quarter ended March 31, 2005.  Over the remainder of the year, the Company has budgeted to spend an additional $40 million on the construction of Alamo Dorado, which can be funded out of the Company’s treasury.  The total capital costs for the project are expected to be $76.6 million, including working capital and a contingency allowance.

The Company continued work on the feasibility study for the 50 per cent owned Manantial Espejo project in Argentina during the quarter.  An additional 11,700 meters of infill and extension drilling was completed during the quarter and incorporated into the block models required for open pit and underground mine design.  The contract for the feasibility level tailings facility design has been awarded and pump testing on proposed water wells has been initiated.  The Company has opened a local office and begun hiring key personnel, including a Community Relations director. Pan American’s share of the feasibility costs in the first three months of 2005 was $1.2 million, which was expensed as incurred.  The completed feasibility study for the project is expected by late 2005 at which time a construction decision will be taken. Pan American’s share of costs to complete the feasibility study is expected to be approximately an additional $1.8 million.

At the San Vicente property, production plans have been delayed several months while the Company negotiates agreements with its joint venture partners, EMUSA and Comibol.  Production, which was due to commence in March, 2005, is now expected towards the end of May, 2005. The Company still expects to produce approximately 700,000 ounces from San Vicente in 2005 at a total cost of under $2.50 per ounce; however, an extended delay may impede the Company’s ability to meet this production target.